

13030570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8- 42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Inv. Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave K. Stewart 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2012
With Report of Independent Auditors




pwc

STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2012
With Report of Independent Auditors

American Enterprise Investment Services, Inc.

Statement of Financial Condition

December 31, 2012

Contents



Independent Auditor's Report

To the Board of Directors of
American Enterprise Investment Services, Inc.

We have audited the accompanying statement of financial condition of American Enterprise Investment Services, Inc. (the "Company"), as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc., at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 1, 2013

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2012
(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 62,761
Cash segregated under federal and other regulations	2,393,684
Receivables:	
Customers	760,443
Brokers, dealers, and clearing organizations	37,962
Affiliates, net	4,053
Other (net of allowance of $2,246)	48,901
Securities borrowed	134,767
Deposits with clearing organizations	11,310
Securities owned, at fair value	24,756
Accrued interest and dividends receivable	833
Goodwill	42,033
Other assets	4,340
Total assets	$ 3,525,843
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,038,539
Brokers, dealers, and clearing organizations	60,347
Affiliates, net	35,405
Other	14,861
Securities loaned	145,305
Securities sold, not yet purchased, at fair value	3,215
Accrued interest and dividends payable	151
Accrued compensation and expenses	4,911
Total liabilities	3,302,734
Total stockholder's equity	223,109
Total liabilities and stockholder's equity	$ 3,525,843

The accompanying notes are an integral part of this financial statement

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the National Association of Securities Dealers Automated Quotations system (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of Financial Statement Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Receivable from/Payable to customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the net realizable value. Payables to customers primarily consist of cash held in brokerage accounts and are carried at the amount of cash on deposit.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2012, the Company advanced $134,767 of cash collateral with security lenders and received securities with a market value of $132,305 related to those transactions. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2012, the Company received $145,305 of cash collateral from security borrowers and loaned securities with a market value of $141,971 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable or payable in the statement of financial condition.

Equipment and software

Equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years. In September 2012, the Company transferred $26,101 of capitalized assets, and the deferred tax liability associated with these assets of $10,327, to Ameriprise Holding, Inc. (AHI) via a non-cash dividend transaction.

Deposits with clearing organizations

Deposits with clearing organizations consist of cash collateral. These are included in deposits with banks and clearing organizations in the statement of financial condition.

Securities transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, with the pre-settlement balance reflected as part of receivable from/payable to brokers, dealers, and clearing organizations in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach.

Accrued compensation and expenses

Accrued compensation and expenses primarily represent amounts due to employees for compensation-related items. Deferred compensation represents amounts paid to the Parent for restricted stock awards granted by the Parent to the Company's employees. Cash is paid on the grant date based on the grant-date fair value of the awards. The grant-date fair value is expensed on a straight-line basis over the vesting period, generally three years, of the restricted stock awards.

Income taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition

(In thousands)

and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the statement of financial condition reflects certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. In September 2012, the Parent assumed the Company's deferred tax liability associated with the dividend in kind of equipment and software. In December 2012, the Company entered into two agreements with the Parent related to deferred federal income taxes. Under the first agreement, an intercompany purchase and sale agreement, the Company was to sell its deferred federal income tax assets to the Parent as of December 14, 2012. Under the second agreement, a deferred tax settlement agreement, the Company transfers its net deferred federal income taxes each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. In connection with the intercompany purchase and sale agreement on December 14, 2012, the Company sold $1,298 of federal deferred tax assets to the Parent, which was outstanding as of December 31, 2012.

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Fair Value

In May 2011, the FASB issued updated the accounting standards related to fair value measurements and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the statement of financial position which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. In addition, the standard requires disclosure of fair value by level within the fair value hierarchy for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. The standard is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the standard in the first quarter of 2012. The adoption of the standard did not have any effect on the Company's statement of financial condition. See Note 9 for the required disclosures.

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption

(In thousands)

of the standard will not impact the Company's statement of financial condition, but will require additional footnote disclosures.

3. Cash segregated under federal and other regulations

The Company is required to segregate cash in a special reserve account for the benefit of customers under SEC Rule 15c3-3 (Customer Protection Rule). The Company also performs the computation for assets in the proprietary accounts of its introducing broker (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule and segregates cash in a special reserve account for the benefit of the introducing broker dealer. As of December 31, 2012, cash segregated under federal and other regulations consisted of the following:

For the exclusive benefit of customers	$ 2,392,200
For the exclusive benefit of PAIB	1,484
Total cash segregated under federal and other regulations	$ 2,393,684

4. Cash Sweeps

The Company offers clients three products as an automatic investment or sweep of excess cash in their brokerage accounts for overnight investment. Clients can choose from Ameriprise Insured Money Market Account (AIMMA), Dreyfus money market fund or Ameriprise Cash. There was $1,615,211 invested in Dreyfus money market fund at December 31, 2012. AIMMA is an FDIC insured interest-bearing product with 18 banks participating in the program. As of December 31, 2012, there was $13,950,614 invested in the AIMMA product. Ameriprise Bank, FSB, an affiliated company, was one of the banks participating in this program. Ameriprise Bank is no longer participating in the AIMMA product arrangement. The amount of excess cash swept into AIMMA and Dreyfus money market fund products is not reported in the statement of financial condition and is not included in the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

5. Customer Receivables and Payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2012, less than 1% of receivables from customers are unsecured. In accordance with the intercompany clearing agreement, the introducing broker dealer, AFSI, has agreed to indemnify the Company and therefore establishes an allowance for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation, as AFSI is an affiliated company. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected on the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of settled trades.

(In thousands)

The components of receivables from and payables to customers as of December 31, 2012 are as follows:

Receivables:	
Margin loans	$ 716,405
Other customer receivables	44,038
Total receivables	$ 760,443
Payables:	
Free credit balances	$ 2,576,981
Other customer payables	461,558
Total payables	$ 3,038,539

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Broker receivables and payables arise primarily from securities transactions executed by the Company for customers and non-customers introduced by AFSI. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts related to the purchase of securities. The value of such securities at December 31, 2012 approximates the amounts owed.

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2012 are as follows:

Receivables:	
Securities failed to deliver	$ 5,965
Funds due from clearing organizations and financial institutions, net	31,997
Total receivables	$ 37,962
Payables:	
Securities failed to receive	$ 51,545
Funds due to clearing organizations and financial institutions, net	8,802
Total payables	$ 60,347

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

7. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2012, securities owned by the Company and securities sold, not yet purchased by the Company were $24,756 and $3,215, respectively. Included in securities owned is $1,100 in treasury bills held at the Options Clearing Corporation (OCC). Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Holdings are primarily debt securities including corporate, government and agencies, and municipal debts.

8. Goodwill

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2012, the tests did not indicate impairment. During 2012, the Company made a correction to goodwill related to the composition of the original purchase price of Ameriprise Advisory Services, Inc. (AASI). The adjustment was for $1,985.

9. Fair values of assets and liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by

market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Customer receivables

Margin loans are measured at outstanding balances, which are a reasonable estimate of fair value because of the sufficiency of the collateral and short term nature of these loans. Margin loans that are sufficiently collateralized are classified as Level 2. Margin loans that are not sufficiently collateralized are classified as Level 3.

Securities borrowed

Securities borrowed require the Company to deposit cash or collateral with the lender. As the market value of the securities borrowed is monitored daily, the carrying value is a reasonable estimate of fair value. The fair value of securities borrowed is classified as Level 1 as the value of the underlying securities is based on unadjusted prices for identical assets.

Securities owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities and mutual funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities. Level 2 other securities include primarily unit investment trusts.

Liabilities

Customer payables

Customer deposits are liabilities with no defined maturities and fair value is the amount payable on demand at the reporting date. The fair value of these deposits is classified as Level 1.

Securities loaned

Securities loaned require the borrower to deposit cash or collateral with the Company. As the market value of the securities loaned is monitored daily, the carrying value is a reasonable estimate of fair value. Securities loaned are classified as Level 1 as the fair value of the underlying securities is based on unadjusted prices for identical assets.

Securities sold, not yet purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities. Level 2 securities include primarily corporate obligations, municipal and other debt securities. Level 2 other debt securities include government and agencies bonds and certificate of deposits. Level 2 other securities include primarily unit investment trusts.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
		(in thousands)		
Assets				
Securities owned :				
Corporate bonds	–	15,607	–	15,607
Municipal bonds	–	7,248	–	7,248
Other debt securities	–	1,603	–	1,603
Equities	61	–	–	61
Other securities	–	237	–	237
Total assets at fair value	$ 61	$ 24,695	$ —	$ 24,756
Liabilities				
Securities sold, not yet purchased				
Corporate and other bonds	–	(3,057)	–	(3,057)
Equities	(32)	–	–	(32)
Other securities	–	(126)	–	(126)
Total liabilities at fair value	$ (32)	$ (3,183)	$ –	$ (3,215)

During the reporting period, there were no material assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments

Other financial instruments are recorded by the Company at fair value or at contract amounts, which approximate fair value and include receivables from and payables to brokers, dealers and clearing organizations; deposits with clearing organizations; and amounts receivable from and payable to affiliates. These financial instruments have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

(In thousands)

10. Financing Activities and Off Balance Sheet Risk

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requires that additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permit it to pledge the securities to others. At December 31, 2012, the Company obtained securities with a fair value of approximately $956,627 on such terms, for which $230,944 have been either pledged or otherwise transferred to others in connection with the Company's financing activities. Of the securities pledged, the market value of securities pledged at the OCC was $88,973.

11. Related-Party Transactions

In January 2013, Ameriprise Bank, FSB (the Bank), an affiliate, received regulatory approval to convert to a limited powers national trust bank, and was renamed Ameriprise National Trust Bank. In October 2012, in anticipation of the Bank's conversion, the Bank sold its mortgage-related loan portfolios to RiverSource Life Insurance Company (RVSL), also an affiliate. The Company entered into an agreement with RVSL in October to provide or facilitate transmission, processing and reconciliation services for activities related to RVSL's mortgage investments. The Company incurs nominal costs to provide this service, and decided to not share the expense with RVSL in 2012.

The Company maintains a revolving line of credit with the Parent of up to $750 million. At December 31, 2012, the Company had not drawn on this line of credit. This line of credit bears an interest rate of LIBOR plus 90 basis points.

In December 2012, the Company entered into two agreements with the Parent related to deferred federal income taxes. Under the first agreement, an intercompany purchase and sale agreement, the Company sold its deferred federal income tax asset of $1,298 to the Parent. Under the second agreement, a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. Also, the Company had a payable to the Parent for the current settlement of deferred federal income taxes of $22 at December 31, 2012.

(In thousands)

The Company entered into an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI) in September 2012, whereby the Company compensates AHI for use of property, equipment and similar items that AHI owns or maintains.

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

The Company also participates in the Parent's Incentive Compensation Plan. Under the Incentive Compensation Plan, employees are eligible to receive incentive awards including stock options, RSAs, non-qualified options, RSUs, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

12. Net Capital Provisions

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2012, the Company's net capital was $114,465 or 15% of aggregate debit balances, and $99,000 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

13. Income Taxes

The Company had a payable to the Parent for federal income taxes of $2,215, and a receivable from the Parent for state income taxes of $270 at December 31, 2012, which is included in payable to affiliates in the statement of financial condition. Also, the Company had a payable to the Parent for the current settlement of deferred federal income taxes of $22 at December 31, 2012.

(In thousands)

Significant components of the Company's state deferred income tax assets and liabilities as of December 31, 2012 are as follows:

	State 2012
Deferred income tax assets:	
Deferred compensation and bonuses	$ 66
State income taxes	33
Other	11
Total deferred income tax assets	110
Deferred income tax liabilities:	
Net unrealized gain/loss on investment related items	2
Total deferred income tax liabilities	2
Net deferred income tax asset	$ 108

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

As a result of the deferred intercompany tax settlement agreement entered into during 2012, the Company settles its federal deferred tax assets and liabilities with the Parent. The balance of these federal deferred taxes was comprised of the following:

	2012
Deferred income tax assets:	
Deferred compensation and bonuses	$ 779
State income taxes	391
Other	125
Total deferred income tax assets	1,295
Deferred income tax liabilities:	
Unrealized gain/loss on investment related items	19
Total deferred income tax liabilities	19
Net deferred income tax asset	$ 1,276

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the statement of financial condition. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2012.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial, in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal

(In thousands)

Revenue Service ("IRS") had previously completed its field examination of the 1997 through 2007 tax returns in recent years. However, for federal income tax purposes, these years except for 2007, continue to remain open as a consequence of certain issues under appeal. The IRS is in the process of completing the audit of the Company's income tax returns for 2008 and 2009 and began auditing 2010 and 2011 in the fourth quarter of 2012. The Company's state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2009 and remain open for the years after 2009

14. Commitments and contingencies

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

15. Subsequent events

As of March 1, 2013, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions require disclosure.


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